

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 22, 2009

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

> **Re:** **GHL Acquisition Corp.**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008,**
> **filed March 27, 2009**
> **Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31,**
> **2009, filed May 14, 2009**
> **File No. 001-33963**

Dear Mr. Bok:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director